SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No.1431-1

SEC Registry (CUSIP) No. 20441B407 - Preferred "B"

SEC Registry (CUSIP) No. 20441B308 - Common

LATIBEX Registry No. 29922 - Preferred "B"

NOTICE TO THE MARKET

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP) hereby announces to its shareholders and the market in general, in compliance with article 12 of CVM Instruction 358/02, that it received from BlackRock, Inc. (“BlackRock”), in its capacity as investment manager, information that it has reduced its participation, on a consolidated basis, to 2,453,872 class B preferred shares (CPLE6) and 3,822,315 American Depositary Receipts ("ADRs"), representing class B preferred shares, totaling 6,276,187 class B preferred shares, representing approximately 4.89% of the total PNB shares issued by COPEL, according to the letter below.

Curitiba, April 24, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Rua Coronel Dulcídio, 800 - 3º andar

80420-170 Curitiba, Paraná, Brazil

c/o Mr. Adriano Rudek de Moura

Chief Investor Relations Officer

Phone: +55 (41) 3310-5115 Fax: +55 (11) 3331-3136

E-mail: ri@copel.com

April 24, 2020

Companhia Paranaense de Energia - COPEL - Disclosure of Alienation of Participation

Relevant Shareholder

Dear Sirs,

1              BlackRock, Inc. ("BlackRock"), on behalf of some of its customers, and in its capacity as investment manager, informs that it sold preferred class B shares issued by Companhia Paranaense de Energia - COPEL ("Company"), and on April 20, 2020, its aggregate holdings reached 2,453,872 preferred class B shares and 3,822,315 American Depositary Receipts ("ADRs"), representing preferred class B shares, totaling 6,276,187 preferred class B shares, representing approximately 4.89% of the total preferred class B shares issued by the Company, and 321,867 derivative financial instruments referenced to financially settled preferred class B shares, representing approximately 0.25% of the total preferred class B shares issued by the Company.

2              In order to comply with Article 12 of CVM Instruction 358, dated January 3, 2002, as amended, BlackRock hereby requests the Company's Chief Investor Relations Officer to disclose the following information to CVM and other competent bodies:

(i)         BlackRock is headquartered at 55 East 52nd Street, New York City, New York State 10022-0002, United States of America;

(ii)        the equity interest held by BlackRock totaled 2,453,872 class B preferred shares and 3,822,315 ADRs, representing class B preferred shares, totaling 6,276,187 class B preferred shares, representing approximately 4.89% of the total class B preferred shares issued by the Company, and 321,867 derivative financial instruments referenced to financially settled class B preferred shares, representing approximately 0.25% of the total class B preferred shares issued by the Company, as specified in item 1 above;

(iii)       the objective of the above mentioned equity holdings is strictly investment, not aimed at changing the Company's shareholding control or administrative structure; and

(iv)       BlackRock has not entered into any contracts or agreements governing the exercise of voting rights or the purchase and sale of securities issued by the Company.

3         We remain at your disposal for any clarification or additional comments you may require on the matter.

Page 01 of 01

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 24, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.